Prospectus Supplement
July 25, 2000
(To prospectus dated June 15, 1998)




                              HRPT Properties Trust
                                   $30,000,000
                          8.875% Senior Notes due 2010



     The notes bear interest at the rate of 8.875% per year. Interest on the notes is payable semiannually on each February 1 and August 1, beginning February 1, 2001. The notes mature August 1, 2010 and are redeemable at any time at the option of HRPT Properties Trust, in whole or in part. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest and the Make-Whole Amount (as defined in the Glossary to this prospectus supplement). The notes do not have the benefit of any sinking fund.

     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000.

     Donaldson, Lufkin & Jenrette Securities Corporation has agreed to purchase the Notes from us at 99.186% of their principal amount ($29,755,800 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from July 31, 2000.

     Donaldson, Lufkin & Jenrette Securities Corporation proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The price of the notes will include accrued interest, if any, from July 31, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about July 31, 2000.



                          Donaldson, Lufkin & Jenrette

                                Table of Contents

                                                                        Page

                              Prospectus Supplement

Summary................................................................  S-3
Recent Developments....................................................  S-6
Use of Proceeds........................................................  S-6
The Company............................................................  S-7
Ratio of Earnings to Fixed Charges.....................................  S-7
Description of the Notes...............................................  S-8
Material Federal Income Tax Considerations............................. S-14
Underwriting........................................................... S-19
Ratings................................................................ S-19
Legal Matters.......................................................... S-20
Experts................................................................ S-20
Incorporation of Certain Information by Reference...................... S-21
Where You Can Find More Information.................................... S-21
Forward-Looking Statements............................................. S-22
Glossary............................................................... S-23

                                   Prospectus

Available Information..................................................   ii
Incorporation of Certain Documents by Reference........................   ii
The Company............................................................    1
Use of Proceeds........................................................    1
Ratio of Earnings to Fixed Charges.....................................    1
Description of Debt Securities.........................................    2
Description of Shares..................................................   13
Description of Preferred Shares........................................   14
Description of Depositary Shares.......................................   21
Description of Warrants................................................   25
Description of Convertible Subordinated Debentures.....................   25
Limitation of Liability; Shareholder Liability.........................   26
Redemption; Business Combinations and Control Share Acquisitions.......   26
Plan of Distribution...................................................   30
Legal Matters..........................................................   31
Experts................................................................   31

     In this Prospectus Supplement, the term "HRP" includes HRPT Properties Trust and its consolidated subsidiaries.

     In presenting "as adjusted" information in this Prospectus Supplement, we have assumed that the offering has been completed and that we have applied the net proceeds of the notes to repay amounts outstanding under our revolving bank credit facility.

                                     SUMMARY

     This summary may not contain all of the information that is important to you. You should carefully read this entire Prospectus Supplement and the accompanying Prospectus. You should also read the documents we have referred you to in "Incorporation of Certain Information by Reference."

THE COMPANY

     HRPT Properties Trust ("HRP") is a real estate investment trust ("REIT") that owns and leases office buildings. We currently own a total of 194 properties costing approximately $2.7 billion located in 27 states and the District of Columbia. We also hold minority investments in the common shares of two other New York Stock Exchange REITs, Hospitality Properties Trust ("HPT") and Senior Housing Properties Trust ("SNH"). The book value of our shares of HPT and SNH totaled $306 million at March 31, 2000. The market value of our shares of HPT and SNH at July 21, 2000, totaled $201 million.

                            HRP Investment Portfolio
                           (undepreciated book basis,
                              dollars in millions)

                  [Graphic Omitted
                  Content:
                  Owned office buildings   $2,660       89%
                  Investment in SNH           198        7%
                  Investment in HPT           108        4%
                  Mortgages receivable          7        -]

                               HRP Capitalization
                        (book basis, dollars in millions)

                         [Graphic Omitted
                         Content:
                         Equity             $1,506  53%
                         Debt                1,357  47%]

         Our ability to pay debt service depends primarily upon our receipt of rents from tenants. Our largest tenant is the U.S. Government which rents 28 office buildings and other space throughout our office portfolio for annual rents totaling $69.8 million. Around 63% of our rents come from companies that are rated investment grade or are publicly owned or their subsidiaries, and less than 50% of our revenues come from leases that expire before 2005.

        HRP Tenant Strength                                            HRP Lease Maturities

                               Percentage of                                      Percentage of
Tenant                         Total Revenues                Year                Total Revenues
---------                      --------------                ----                --------------

U.S. Government                     17.6%                    2000                      3.9%
Other Investment Grade                                       2001                      9.9%
     Tenants                        35.2%                    2002                      8.3%
Other Publicly Owned Tenants        10.0%                    2003                     13.5%
Total Investment Grade and                                   2004                     10.2%
                                                                                     -----
     Publicly Owned Tenants         62.8%                     Five Year Total         45.8%
                                                              2005-2009               28.9%
                                                              After 2009              25.3%

FINANCING POLICIES

Throughout our operating history we have maintained a conservative balance sheet. At March 31, 2000, our total debt of $1.4 billion was 47% of our total capitalization.

The notes have the benefit of several financial covenants. The following table shows the financial ratios required by some of these covenants for HRP at March 31, 2000, and HRP's financial status applicable to those covenants on a historical basis and an as adjusted basis. You should review our historical financial statements in connection with this table. The section of this Prospectus Supplement titled "Description of the Notes" contains more information concerning the covenants.

                                                                                 As of March 31,        As Adjusted as of
                    Covenant                             Required Ratio                2000               March 31, 2000
--------------------------------------------------    ----------------------    -------------------    ---------------------

Debt/Adjusted Total Assets.................           no more than 60%                 45.2%                    45.2%

Secured Debt/Adjusted Total Assets.........
                                                      no more than 40%                  1.8%                     1.8%
Consolidated Income Available for
    Debt Service/Annual Debt Service.......
                                                      at least 1.5x                     2.7x                     2.7x
Total Unencumbered Assets/
    Unsecured Debt.........................           at least 200%                   222.9%                   222.9%

PRINCIPAL PLACE OF BUSINESS

     HRP is organized as a Maryland real estate investment trust. Its principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and its telephone number is (617) 332-3990.

THE OFFERING

     The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes (including capitalized terms), see "Description of the Notes" and "Glossary" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

Aggregate Principal Amount.........     $30,000,000

Maturity Date......................     The notes will mature on August 1, 2010,
                                        unless previously redeemed.

Interest Payment Dates.............     Semiannually on February 1 and August 1,
                                        beginning February 1, 2001.

Ranking............................     The notes are senior obligations of HRP.
                                        They are not secured by any of our
                                        property or assets, and as a result, you
                                        will be one of our unsecured  creditors.
                                        The notes are not  obligations of any of
                                        our  subsidiaries.  The  notes  will  be
                                        effectively    subordinated    to    any
                                        mortgages and other secured indebtedness we incur and to all indebtedness and other liabilities of our subsidiaries.
                                        The notes, however, will rank equally with all of our other unsecured senior indebtedness, including indebtedness we incur in the future.

Optional Redemption................     The notes are redeemable at any time at
                                        the option of the Company, in whole or
                                        in part. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest and the Make-Whole Amount. The notes will not have the benefit of a sinking fund.

Use of Proceeds....................     We estimate that our net proceeds from
                                        the offering will be approximately $29.8 million. We intend to use these proceeds to repay amounts outstanding under our revolving bank credit facility or for general business purposes.

Limitations on Incurrence
     of Debt.......................     Various covenants will apply to the
                                        notes, including the following:

                                        (1)   HRP will not incur Debt if the new
                                              Debt would  cause total Debt to be
                                              more  than 60% of  Adjusted  Total
                                              Assets.

                                        (2)   HRP will not incur Secured Debt if
                                              the new  Secured  Debt would cause
                                              total Secured Debt to be more than
                                              40% of Adjusted Total Assets.

                                        (3)   HRP will not incur Debt if the new
                                              Debt  would  cause  the  ratio  of
                                              Consolidated  Income Available for
                                              Debt   Service   to  Annual   Debt
                                              Service  for  our  most   recently
                                              completed four fiscal  quarters to
                                              be less than 1.5 to 1,  determined
                                              on a pro forma basis after  giving
                                              effect to certain assumptions.

                                        (4)   HRP will maintain Total
                                              Unencumbered Assets of at least
                                              200% of Unsecured Debt.

         The capitalized terms used in this description of certain covenants have meanings specified in the indenture and supplemental indenture under which the notes will be issued. The specific meanings are described in "Description of the Notes" and "Glossary" in this Prospectus Supplement.

                               RECENT DEVELOPMENTS

     On December 16, 1999, we announced a three part business plan, as follows: first, efforts to sell properties for up to $150-$160 million; second, possible joint ventures from which HRP might realize proceeds of $200 million to $400 million; and third, using the proceeds of property sales and joint ventures to prepay debt, to selectively make new investments and fund a share repurchase program for up to approximately 14 million common shares.

     On July 11, 2000, we announced our new dividend rate of $0.20/share per quarter ($0.80/share per year). This new rate represented a reduction from the dividend rate previously paid by HRP of $0.32/share per quarter ($1.28/share per year). The previous dividend rate was set in 1999 when HRP distributed to shareholders a majority interest in its subsidiary Senior Housing Properties Trust (NYSE:SNH), which owns nursing homes and other senior living properties. Two nursing home company tenants of SNH that were responsible for about half of SNH rents filed for bankruptcy in early 2000, and, in April 2000, SNH reduced its dividend rate. As a result, the dividends which HRP receives from its retained minority interest in SNH were reduced by over $15 million per year to over $15 million per year. SNH has announced that it expects to assume operating responsibility for over 50 nursing homes formerly leased by it, and it is unclear how successful those future operations may be. We believe that it may be appropriate for us to consider disposing of our investment in SNH in the future. HRP's Board of Trustees adopted what it believes is a conservative dividend pay out percentage of cash flow at least until the future direction of SNH is clarified and the results of HRP's current property sales efforts are known.

     SNH also recently announced that it has agreed to sell four independent living properties to the parent of its tenant for approximately $123 million. The sale is subject to various closing conditions, and no assurance can be provided that it will be consummated. SNH has stated that the net proceeds of the sale would be used to repay debt outstanding under its revolving credit facility. We believe that the effect of the transaction would be to reduce SNH's outstanding debt and that SNH's funds from operations will not be materially affected.

     On July 11, 2000, we also announced that we either sold or entered contracts or letters of intent to sell properties for a total of $72 million, and we currently believe that property sales totaling at least $150-160 million projected in December 1999 will be concluded before the end of 2000. The announced dispositions are subject to negotiation of final documentation and to customary closing conditions. Our ability to conclude those or other property dispositions are subject to market conditions and other factors beyond our control, and we cannot give assurances that they will occur or that the terms of any dispositions which may be available to us in the future will be favorable to us. We continue to have preliminary discussions with possible joint venture investors, but we cannot predict when or if or on what terms any joint ventures will be consummated. We have not purchased any new properties during the first six months of 2000 nor have we repurchased any of our shares. While our Board's authorization for a share repurchase program remains in effect, we have decided that at this time repaying debt should be a priority application for our available cash. Therefore, we do not expect to complete our share repurchase program up to the authorized level of 14 million shares or at any other preset amount during 2000. A determination to repurchase shares would be dependent on market conditions and on the timing and amounts of property dispositions or joint venture proceeds.

                                 USE OF PROCEEDS

     We estimate that the net proceeds of this offering of the notes will be approximately $29.8 million. We expect to use the net proceeds of this offering to repay amounts outstanding under our revolving bank credit facility or for general business purposes. The credit facility bears interest at LIBOR plus a spread and matures on April 15, 2002. At July 21, 2000, the credit facility had an outstanding balance of $391 million and an effective interest rate on outstanding loans of 7.4% per annum.

                                   THE COMPANY

     HRP is a REIT which owns and leases office buildings. We currently own a total of 194 properties with approximately 20 million square feet costing approximately $2.7 billion located in 27 states. We also hold minority investments in the common shares of two other New York Stock Exchange REITs: 4 million shares of HPT, and 12.8 million shares of SNH.


                       RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges was 2.0 and 3.0 for the three months ended March 31, 2000 and 1999, respectively, and 2.2, 3.2, 3.9, 4.3 and 3.4 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the notes supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of debt securities set forth under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made. We have provided a Glossary at the end of this Prospectus Supplement to define certain capitalized words used in discussing the terms of the notes.

General

     We will issue the notes under an Indenture dated as of July 9, 1997, and a Supplemental Indenture dated as of July 31, 2000 (together, the "Indenture") between us and State Street Bank and Trust Company, as Trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. This Prospectus Supplement briefly outlines some of the provisions of the Indenture. These summaries are not complete. If you would like more information on these provisions, review the copy of the Indenture that we have filed with the Securities and Exchange Commission. See "Incorporation of Certain Information By Reference" and "Where You Can Find More Information" in this Prospectus
Supplement and "Available Information" in the accompanying Prospectus for information about how to locate these documents. You may also review the Indenture at the Trustee's corporate trust office at Two Avenue de Lafayette, Boston, Massachusetts 02111. All section references appearing below are to sections of the Indenture.

     The notes will be a separate series under the Indenture, initially in the aggregate principal amount of $30,000,000. The Indenture does not limit the amount of debt securities that we may issue under the Indenture, and we may issue debt securities in one or more series up to the aggregate initial offering price authorized by us for each series. We may, without the consent of the holders of the notes, reopen this series of notes and issue additional notes under the Indenture in addition to the $30,000,000 of notes authorized as of the date of this Prospectus Supplement. The notes will mature (unless previously redeemed) on August 1, 2010. The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The notes will be evidenced by a global note in book-entry form, except under the limited circumstances described below under "--Book Entry System and Form of Notes."

     The notes will be senior unsecured obligations of HRP and will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness outstanding from time to time. The notes will be effectively subordinated to our mortgages and other secured indebtedness and to indebtedness and other liabilities of our Subsidiaries. Accordingly, this indebtedness will have to be satisfied in full before you will be able to realize any value from the secured or indirectly held properties.

     As of March 31, 2000, on an adjusted basis after giving effect to the issuance of the notes and the application of the proceeds from the sale of the notes, our total outstanding indebtedness (including under our revolving credit facility) was approximately $1.4 billion. The credit facility is currently an unsecured revolving credit facility in the amount of $500 million. As of March 31, 2000, we had $55.1 million of secured indebtedness. We and our Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Certain Covenants" and "--Merger, Consolidation or Sale" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Indenture does not contain any other provisions that would afford you protection in the event of (1) a highly leveraged or similar transaction involving us or any of our affiliates,

(2) a change of control or (3) a reorganization, restructuring, merger or similar transaction involving us that may adversely affect you. In addition, subject to the limitations set forth under "--Certain Covenants" and "--Merger, Consolidation or Sale" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, we may enter into certain transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which might have an adverse effect on our ability to service our indebtedness, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.

Interest and Maturity

     The notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from July 31, 2000 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid. Interest is payable semiannually in arrears on each February 1 and August 1 (the "Interest Payment Dates"), commencing February 1, 2001, to the persons in whose names the notes are registered in the security register applicable to the notes at the close of business on the date 14 calendar days immediately preceding the applicable Interest Payment Date (the "Regular Record Date"), regardless of whether the Regular Record Date is a Business Day. Accrued interest is also payable on the date of maturity or earlier redemption of the notes. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption of the Notes

     We may redeem the notes in whole at any time or in part from time to time before they mature. The redemption price will equal the outstanding principal of the notes being redeemed plus accrued interest and the Make-Whole Amount.

     We are required to give notice of such a redemption not less than 30 days nor more than 60 days prior to the redemption date by first class mail to each holder's address appearing in the securities register maintained by the Trustee. In the event we elect to redeem less than all of the notes, the particular notes to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

     We are not required to make any sinking fund or redemption payments prior to the stated maturity of the notes.

Certain Covenants

     Limitations on Incurrence of Debt. We will not, and will not permit any Subsidiary to, incur any Debt if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of HRP and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles ("GAAP") is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (1) the Total Assets of HRP and its Subsidiaries as of the end of the calendar quarter covered in HRP's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended, with the Trustee) prior to the incurrence of such additional Debt and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by HRP or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Secured Debt if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of HRP and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the above limitations on the incurrence of Debt, we will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Debt Service for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (1) such Debt and any other Debt incurred by HRP and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (2) the repayment or retirement of any other Debt by HRP and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (3) in the case of Acquired Debt or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (4) in the case of any acquisition or disposition by HRP or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation. If the Debt giving rise to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service, the interest rate on such Debt will be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire such four-quarter period had been the applicable rate for the entire such period.

     Maintenance of Total Unencumbered Assets. We and our Subsidiaries will at all times maintain Total Unencumbered Assets of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt of HRP and its Subsidiaries on a consolidated basis.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to us.

Merger, Consolidation or Sale

     The Indenture permits us to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

         (1) either we are the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is an entity organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or the Make- Whole Amount on) and any interest on all of the notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by us;

         (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of HRP or any Subsidiary as a result thereof as having been incurred by HRP or such Subsidiary at the time of such transaction, no event of default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

         (3) an officers' certificate and legal opinion covering such conditions is delivered to the Trustee.

Events of Default, Notice and Waiver

     The Indenture provides that the following events are "events of default" with respect to the notes:

         (1) default for 30 days in the payment of any installment of interest payable on any note when due and payable;

         (2) default in the payment of the principal of (or premium or the Make-Whole Amount on) any note when due and payable;

         (3) default in the performance, or breach, of any covenant of HRP contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of debt securities other than the notes), which continues for 60 days after written notice as provided in the Indenture;

         (4) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by HRP (or by any Subsidiary, the repayment for which HRP is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to HRP by the Trustee or to HRP and the Trustee by the holders of at least 25% in principal amount of the outstanding notes as provided in the Indenture; or

         (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of HRP or any Significant Subsidiary or for all or substantially all of either of their property.

     Upon the acceleration of notes in accordance with the terms of the Indenture following the occurrence of an event of default, the principal amount of the notes, plus accrued and unpaid interest thereon and the Make-Whole Amount, will become due and payable. See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to events of default.

Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the notes.

Book-Entry System and Form of Notes

     The notes will be issued in the form of a single fully registered global note without coupons that will be deposited with The Depository Trust Company, New York, New York, and registered in the name of its nominee, Cede & Co. This means that we will not issue certificates to each owner of notes. One global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, the global note may not be transferred, except that DTC, its nominees and their successors may transfer the global note as a whole to one another.

     Beneficial interests in the global note will be shown on, and transfers of the global note will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized book-entry changes in the Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules that apply to DTC and its Direct Participants are on file with the SEC.

     We expect that, pursuant to procedures established by DTC, ownership of beneficial interests in the notes evidenced by the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Direct Participants) and records of Direct Participants (with respect to beneficial interests of persons who hold through Direct Participants). Neither we nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Direct Participants relating to beneficial ownership interests in the notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair your ability to own, pledge or transfer beneficial interests in the global note.

     So long as DTC or its nominee is the registered owner of the global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the Indenture. Except as described below, as an owner of a beneficial interest in notes evidenced by the global note you will not be entitled to have any of the individual notes represented by such global note registered in your name, you will not receive or be entitled to receive physical delivery of any such notes in definitive form and you will not be considered the owner or holder thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, you must rely on the procedures of DTC and, if you are not a Direct Participant, on the procedures of the Direct Participant through which you own your interest, to exercise any rights of a "holder" under the Indenture. We understand that, under existing industry practice, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Direct Participants holding the relevant beneficial interest to give or take such action, and such Direct Participants would authorize beneficial owners through such Direct Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal, premium, if any, and interest or additional amount, if any, on individual notes represented by a global note registered in the name of the holder of the global note or its nominee will be made by the Trustee to or at the direction of the holder of the global note or its nominee, as the case may be, as the registered owner of the global note under the Indenture. Under the terms of the Indenture, we and the Trustee may treat the persons in whose name notes, including a global note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes (including principal, premium, if any, and interest or additional amount, if any).

     DTC's practice is to credit the accounts of relevant Direct Participants on the applicable payment date in accordance with their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Direct Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Direct Participants. Redemption notices with respect to any notes will be sent to the holder of the global note (i.e., DTC, its nominee or any subsequent holder). If less than all of the notes of any series are to be redeemed, we expect the holder of the global note to determine the amount of interest of each Direct Participant in the notes to be redeemed by lot. Neither we, the Trustee, any paying agent nor the security registrar for such notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note for such notes.

     Neither we nor the Trustee will be liable for any delay by the holder of a global note or DTC in identifying the beneficial owners of notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global note or DTC for all purposes.

     The notes, which are represented by the global note, will be exchangeable for certificate notes with the same terms in authorized denominations only if:

         o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

         o we determine not to require all of the notes to be represented by a global note and notify the Trustee of our decision, in which case we will issue individual notes in denominations of $1,000 and integral multiples thereof.

Same-Day Settlement and Payment

     The Underwriter will make settlement for the notes in immediately available funds. We will make all payments of principal and interest in respect of the notes in immediately available funds.

     So long as DTC continues to make its "Same-Day Funds Settlement System," the notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. We expect that secondary trading in the certificated securities, if any, will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                         MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of federal income tax considerations is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations and rulings and decisions now in effect, all of which are subject to change or possible differing interpretations. No ruling has been sought from the Internal Revenue Service with respect to any matter described in this summary, and we cannot provide any assurance that the IRS or a court will agree with the statements made in this summary. The summary applies to you only if you hold the notes as a capital asset, which generally is an asset held for investment rather than as inventory or as property used in a trade or business. The summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax law, for example if you are:

         o a bank, life insurance company, regulated investment company or other financial institution,

         o        a broker or dealer in securities or foreign currency,

         o        a person that has a  functional  currency  other than the U.S.
                  dollar,

         o a person who acquires our notes in connection with his employment or other performance of services,

         o        a person subject to alternative minimum tax,

         o        a person  who owns our  notes as part of a  straddle,  hedging
                  transaction,   conversion  transaction  or  constructive  sale
                  transaction,

         o        a tax-exempt entity or

         o        an expatriate.

In addition, the following summary does not address all possible tax considerations, and in particular does not discuss any estate, gift, generation-skipping transfer, state, local or foreign tax considerations. For all these reasons, we urge you to consult with your tax advisor about the federal income tax and other tax consequences of your acquisition, ownership and disposition of our notes.

         For purposes of this summary, you are a "U.S. holder" if you are a beneficial owner of our notes and for federal income tax purposes are:

         o a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws,

         o a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, unless otherwise provided by Treasury regulations,

         o an estate the income of which is subject to federal income taxation regardless of its source, or

         o a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, and if your status as a U.S. holder is not overridden pursuant to the provisions of an applicable tax treaty. Conversely, you are a "non-U.S. holder" if you are a beneficial owner of our notes and are not a U.S. holder.

In General

      Each note will be treated as indebtedness issued by HRP. This summary discussion assumes the IRS will respect this classification.

U.S. Holders

      If you are a U.S. holder:

         Payments of Interest. You must generally include interest on a note in your gross income as ordinary interest income:

         o when you receive it, if you use the cash method of accounting for federal income tax purposes, or

         o when it accrues, if you use the accrual method of accounting for federal income tax purposes.

Purchase price for a note that is allocable to prior accrued interest may be treated as offsetting a portion of the interest income from the next scheduled interest payment on the note.

      Market Discount. If you acquire a note after its original issuance and your adjusted tax basis in the note upon acquisition is less than its principal amount, you will be treated as having acquired the note at a "market discount" unless the amount of this market discount is less than the de minimis amount specified under the Internal Revenue Code. Under the market discount rules, you will be required to treat any gain on the sale, exchange, redemption, retirement, or other taxable disposition of a note, or any appreciation in a note in the case of a nontaxable disposition such as a gift, as ordinary income to the extent of the market discount which has not previously been included in your income and which is treated as having accrued on the note at the time of the disposition. In addition, you may be required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note. Any market discount will be considered to accrue ratably during the period from the date of your acquisition to the maturity date of the note, unless you elect to accrue the market discount on a constant yield method. In addition, you may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. You should consult with your tax advisor regarding these market discount elections.

      Amortizable Bond Premium. If you acquire a note and your adjusted tax basis in the note upon acquisition is greater than its principal amount, you will be treated as having acquired the note with "bond premium." You generally may elect to amortize this bond premium over the remaining term of the note on a constant yield method, and the amount amortized in any year will be treated as a reduction of your interest income from the note for that year. If you do not make such an election, your bond premium on a note will decrease the gain or increase the loss that you otherwise recognize on a taxable disposition of that note. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies and that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. You should consult with your tax advisor regarding this election.

      Disposition of a Note. Upon the sale, exchange, redemption, retirement or other disposition of a note, you generally will recognize taxable gain or loss in an amount equal to the difference, if any, between (1) the amount you receive in cash or in property, valued at its fair market value, upon this sale, exchange, redemption, retirement or other disposition, other than amounts representing accrued and unpaid interest which will be taxable as interest income, and (2) your adjusted tax basis in the note. Your adjusted tax basis in the note will, in general, equal your acquisition cost for the note, after reduction for amounts allocated to prior accrued interest, as increased by any market discount you have included into income in respect of the note, and as decreased by any amortized bond premium on the note. Except with respect to accrued market discount, your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you have held the note for more than one year at the time of disposition. For noncorporate U.S. holders, preferential rates of tax may apply to long-term capital gains.

Non-U.S. Holders

      If you are a non-U.S. holder:

     Generally. You will not be subject to federal income taxes on payments of principal, premium, if any, or interest on a note, or upon the sale, exchange, redemption, retirement or other disposition of a note, if:

         o you do not own directly or indirectly 10% or more of the total shares of beneficial interest of HRP,

         o your income and gain in respect of the note is not effectively connected with the conduct of a United States trade or business,

         o we or the applicable paying agent (the "Withholding Agent") have received from you a properly executed, applicable IRS Form W-8 or substantially similar form in the year in which a payment of interest, principal or premium occurs, or in a preceding calendar year to the extent provided for in the instructions to the applicable IRS Form W-8, and

         o in the case of gain upon the sale, exchange, redemption, retirement or other disposition of a note recognized by an individual non-U.S. holder, you were present in the United States for less than 183 days during the taxable year in which the gain was recognized.

     The IRS Form W-8 or substantially similar form must be signed by you under penalties of perjury certifying that you are a non-U.S. holder and providing your name and address, and you must inform the Withholding Agent of any change in the information on the statement within 30 days of the change. If you hold a note through a securities clearing organization or other qualified financial institution, the organization or institution may provide a signed statement to the Withholding Agent. However, in that case, the signed statement must generally be accompanied by a copy of the executed IRS Form W-8 or substantially similar form that you provided to the organization or institution.

     Except in the case of income or gain in respect of a note that is effectively connected with the conduct of a United States trade or business, discussed below, interest received or gain recognized by you which does not qualify for exemption from taxation will be subject to federal income tax and withholding at a rate of 30% unless reduced or eliminated by an applicable tax treaty. You must generally use IRS Form 1001 to claim tax treaty benefits in calendar year 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8 or substantially similar form for subsequent calendar years.

     Effectively Connected Income and Gain. If you are a non-U.S. holder whose income and gain in respect of a note is effectively connected with the conduct of a United States trade or business, you will be subject to regular federal income tax on this income and gain in generally the same manner as U.S. holders, and general federal income tax return filing requirements will apply. In addition, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected adjusted earnings and profits for the taxable year, unless you qualify for a lower rate under an applicable tax treaty. To obtain an exemption from withholding on interest on the notes, you must generally supply to the Withholding Agent an IRS Form 4224 for the calendar year 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8, or substantially similar form, for subsequent calendar years.

     New Treasury Regulations. New Treasury regulations alter the withholding rules on interest paid to you, effective generally for payments after December 31, 2000 and subject to complex transition rules. For example, documentation and procedures satisfying the new Treasury regulations are deemed in some instances to satisfy current law requirements, and in these instances you or the Withholding Agent may wish to satisfy the requirements of the new Treasury regulations rather than the requirements of the Treasury regulations soon to expire. The new Treasury regulations are complex, and you must therefore consult with your tax advisor to determine how the new Treasury regulations affect your particular circumstances.

     The new Treasury regulations replace old IRS Forms W-8, 1001 and 4224 with a new series of IRS Forms W-8, which you will generally have to properly execute earlier than you would have otherwise had to for purposes of providing replacements for the old IRS forms. For example, you must properly execute the appropriate new version of IRS Form W-8, or substantially similar form, no later than December 31, 2000 if you remain a non-U.S. holder of a note on that date. Under the new Treasury regulations, it may also be possible for you to receive payments on the notes through a qualified intermediary that complies with requisite procedures and provides applicable certification of your non-U.S. holder status on your behalf. The new Treasury regulations also clarify
Withholding Agents' reliance standards on executed IRS Forms W-8 or substantially similar forms.

     If you are a non-U.S. holder claiming benefits under an income tax treaty, you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the new Treasury regulations' certification requirements. The new Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether the entity or the holders in the entity are entitled to benefits under the tax treaty.

Information Reporting and Backup Withholding

     Information reporting and backup withholding may apply to interest and other payments to you under the circumstances discussed below. Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided that you furnish the required information to the IRS.

     If you are a U.S. holder. You may be subject to backup withholding at a 31% rate when you receive interest payments on a note or proceeds upon the sale, exchange, redemption, retirement or other disposition of a note. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

         o        your correct taxpayer identification number and

         o a certification that you are exempt from backup withholding because (a) you are a corporation or come within another enumerated exempt category, (b) you have not been notified by the IRS that you are subject to backup withholding or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

     Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest and other payments on the notes paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

     If you are a non-U.S. holder. The amount of interest paid to you on a note during each calendar year, and the amount of tax withheld, if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding or whether withholding was reduced or eliminated by an applicable tax treaty. Also, interest paid to you on a note may be subject to backup withholding at a 31% rate, unless you properly certify your non-U.S. holder status on an IRS Form W-8 or substantially similar form in the manner described above, under "Non-U.S. Holders." Similarly, information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of a note, if you properly certify that you are a non-U.S. holder on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of a note, if you receive those proceeds through a broker's foreign office.

     If you are a non-U.S. holder whose income and gain on a note is effectively connected to the conduct of a United States trade or business, a slightly different rule may apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of a note. Until you comply with the new Treasury regulations discussed above under "Non-U.S. Holders," information reporting and 31% backup withholding may apply to you in the same manner as a U.S. holder, and thus you may have to execute an IRS Form W-9 or substantially similar form to prevent the backup withholding.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Purchase Agreement that relates to the notes, we have agreed to sell to Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter"), and the Underwriter has agreed to purchase from us, all of the notes offered hereby.

     The Purchase Agreement states that the obligation of the Underwriter to purchase and accept delivery of the notes offered by this Prospectus Supplement is subject to the approval of certain legal matters by its counsel and certain other conditions. Pursuant to the Purchase Agreement, the Underwriter has agreed to purchase all of the notes if any of them are purchased.

     The Underwriter has told us that it proposes to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In connection with the sale of any notes, the Underwriter may be deemed to have received an underwriting discount equal to the difference between the amount received by the Underwriter upon the sale of the notes and the price at which the Underwriter purchased the notes from the Company.

     We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Alternately, we may contribute to payments that the
Underwriter may be required to make as a result of these liabilities. These indemnification provisions would require us to hold the Underwriter harmless from and against any and all losses, claims, damages, liabilities and judgments caused by any false statement of or any failure to state a material fact in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference therein. The indemnification provisions would not apply to false statements or omissions that are based on information that is furnished in writing to us by the Underwriter expressly for use in this Prospectus Supplement or the Prospectus and are subject to certain other limitations.

     Prior to this offering, there has been no public market for the notes. The Underwriter has informed us that it may make a market in the notes from time to time. The Underwriter is not obligated to do this, and it may discontinue this market making at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market will develop. We do not intend to apply for the notes to be listed on any national securities exchange or national securities quotation system.

                                     RATINGS

     The ratings currently assigned to certain of HRP's long-term unsecured debt are as follows: Moody's Investor Service--Baa2; Standard & Poor's Rating Services--BBB; and Fitch--BBB+. However, Standard & Poor's Rating Services announced a "negative outlook" for HRP's ratings, and Fitch placed HRP's debt ratings on "RatingAlert-Negative."

       A rating assigned to HRP's debt reflects the applicable rating agency's assessment of the likelihood that the holders of such debt will receive the payments of interest and principal required to be made. A rating is not a recommendation to purchase, hold, or sell the notes or any other debt of HRP, and such ratings do not comment as to the marketability of the notes or any other debt of HRP, their market price or suitability for a particular investor. There is no assurance that any rating will remain for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency if in such rating agency's judgment circumstances so warrant. Each rating should be evaluated independently of any other rating.

                                  LEGAL MATTERS

     Sullivan & Worcester LLP, Boston, Massachusetts, our lawyers, have issued an opinion about the legality of the notes. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, the Underwriter's lawyers, will also issue an opinion for the Underwriter. Sullivan & Worcester LLP and Milbank, Tweed, Hadley & McCloy LLP will rely, as to certain matters of Maryland law, upon an opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is one of our Managing Trustees. Mr. Portnoy is also a Managing Trustee of Hospitality Properties Trust and Senior Housing Properties Trust and a director and 50% owner of REIT Management & Research, Inc., the investment advisor to HRP. Sullivan & Worcester LLP represents Hospitality Properties Trust, Senior Housing Properties Trust, REIT Management & Research, Inc. and certain of their affiliates on various matters.

                                     EXPERTS

         The consolidated financial statements and financial statement schedules of HRPT Properties Trust included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference which, as to the years 1999, 1998 and 1997, are based in part on the report of Arthur Andersen LLP, independent public accountants. The financial statements and financial statement schedules referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus Supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

         o Annual Report on Form 10-K for the year ended December 31, 1999;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

         o        Current  Reports on Form 8-K dated July 18,  2000 and July 25,
                  2000.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this Prospectus Supplement but before the end of the notes offering:

         o        Reports  filed under  Sections  13(a) and (c) of the  Exchange
                  Act;

         o Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting; and

         o        Any reports filed under Section 15(d) of the Exchange Act.

     You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

         Investor Relations
         HRPT Properties Trust
         400 Centre Street
         Newton, Massachusetts 02458
         (617) 332-3990

                       WHERE YOU CAN FIND MORE INFORMATION

     You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC's site at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in this Prospectus Supplement and the accompanying Prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. Forward-looking statements in this Prospectus Supplement include statements regarding the security of our rental income and our leases, our intent to purchase office buildings and other investments, possible property dispositions and joint ventures and the expected amount of proceeds from them, possible future capital gains from asset dispositions, the security and amount of future dividends, the future business activities and prospects of Senior Housing Properties Trust, our minority owned former subsidiary, and our possible disposition of our remaining ownership interest in Senior Housing Properties Trust, our access to capital and the ability of our properties to compete effectively. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. For example, we may be unable to sell properties or enter joint ventures on acceptable terms, other parties to sales contracts may withdraw or default, we may or may not repurchase any shares or we may be unable to maintain our tenant occupancies or lease rents. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. We have not, and the Underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement or the accompanying Prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this Prospectus Supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

     The Amended and Restated Declaration of Trust establishing HRP, dated July 1, 1994, a copy of which, together with all amendments thereto, is duly filed in the office of the Department of Assessments and Taxation of the State of Maryland, provides that the name "HRPT Properties Trust" refers to the trustees under the Declaration of Trust, as so amended, collectively as trustees, but not individually or personally, and that no trustee, officer, shareholder, employee or agent of HRP shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, HRP. All persons dealing with HRP, in any way, shall look only to the assets of HRP for the payment of any sum or the performance of any obligation.

                                    GLOSSARY

     "Acquired Debt" means Debt of a person or entity (1) existing at the time such person or entity becomes a Subsidiary or (2) assumed in connection with the acquisition of assets from such person or entity, in each case, other than Debt incurred in connection with, or in contemplation of, such person or entity becoming a Subsidiary or such acquisition. Acquired Debt is deemed to be incurred on the date of the related acquisition of assets from any person or entity or the date the acquired person or entity becomes a Subsidiary.

     "Annual  Debt  Service"  as of any date means the maximum  amount  which is
expensed  in  any  12-month   period  for  interest  on  Debt  of  HRP  and  its
Subsidiaries.

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York or in the city in which the Corporate Trust Office of the Trustee is located are required or authorized to close.

     "Capital Stock" means, with respect to any entity, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such entity and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations of HRP and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (1) interest on Debt of HRP and its Subsidiaries, (2) provision for taxes of HRP and its Subsidiaries based on income, (3) amortization of debt discount and deferred financing costs, (4) provisions for gains and losses on properties and property depreciation and amortization, (5) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (6) amortization of deferred charges.

     "Debt"  of  HRP  or  any  Subsidiary  means,   without   duplication,   any
indebtedness of HRP or any Subsidiary, whether or not contingent, in respect of

     (1) borrowed money or evidenced by bonds, notes, debentures or similar instruments,

     (2) indebtedness for borrowed money secured by any encumbrance existing on property owned by HRP or any Subsidiary, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such encumbrance,

     (3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of HRP or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

     (4)  the principal  amount of all obligations of HRP or any Subsidiary with
          respect  to   redemption,   repayment  or  other   repurchase  of  any
          Disqualified Stock, or

     (5) any lease of property by HRP or any Subsidiary as lessee which is reflected on HRP's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (1) through (3) above, that any such items (other than letters of credit) would appear as a liability on HRP's consolidated balance sheet in accordance with GAAP.

Debt also includes, to the extent not otherwise included, any obligation by HRP or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another person or entity (other than HRP or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by HRP or any Subsidiary whenever HRP or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any entity, any Capital Stock of such entity which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (2) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (3) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of HRP and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Ratio of Earnings to Fixed Charges" for any period means HRP's earnings divided by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes and extraordinary items. Fixed charges consist of interest costs including amortization of deferred financing costs.

     "Reinvestment Rate" means a rate per annum equal to the sum of 0.50% plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated by the SEC under the Securities Act of 1933, as amended) of HRP.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then any publicly available source of similar market data which shall be designated by the Company.

     "Subsidiary"  means any  corporation or other entity of which a majority of
(1) the voting power of the voting equity securities or (2) the outstanding equity interests of which are owned, directly or indirectly, by HRP or one or more other Subsidiaries of HRP. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (1) the Undepreciated Real Estate Assets and (2) all other assets of HRP and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (1) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (2) all other assets of HRP and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of HRP and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of HRP or any Subsidiary.

                              HRPT Properties Trust



                                   $30,000,000
                          8.875% Senior Notes due 2010





                         ------------------------------
                              PROSPECTUS SUPPLEMENT
                         ------------------------------



                          Donaldson, Lufkin & Jenrette



                                  July 25, 2000

--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this Prospectus Supplement or the Prospectus in connection with the offering made by this Prospectus Supplement. You must not rely on unauthorized information. Neither this Prospectus Supplement nor the Prospectus is an offer to sell these notes or our solicitation of your offer to buy the notes in any jurisdiction where that would not be permitted or legal. Neither the delivery of this Prospectus Supplement and Prospectus nor any sales made hereunder after the date of the Prospectus Supplement shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.
--------------------------------------------------------------------------------